Mail Stop 3561

August 22, 2006

<u>Via Fax & U.S. Mail</u>
Warren A. Veltman, Chief Financial Officer, Treasurer and Secretary
Autocam Corporation
4436 Broadmoor Avenue Southeast
Kentwood, Michigan, 49512

> **Re: Autocam Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 033-42670**

Dear Mr. Veltman:

We have reviewed your response letter dated July 24, 2006 and have the following additional comment. Where indicated, we think you should revise your financial statements in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K For the Fiscal Year Ended December 31, 2005

Note 2- Business Combinations, page 47

We note your response to our prior comment #4. However, we continue to believe that you have not adequately disclosed your purchase price allocation. In this regard, it does not appear that you have appropriately addressed the disclosure requirements of paragraphs 51 (b), (d), and (e) of SFAS 141. As such, please revise your financial statements to include all of the aforementioned information. We would expect clear and comprehensive disclosures presented in the formats specified by paragraphs 51 and 52 of SFAS 141 as long as the period of the acquisition is presented in your financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief-Accountant